UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-29374

For April 24, 2013

EDAP TMS S.A
(Translation of registrant’s name into English)

Parc Activité La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .......

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 OF EDAP TMS S.A. FILED ON THE DATE HEREOF AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2013

EDAP TMS S.A.

/S/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER

DESCRIPTION OF SHARE CAPITAL

Issued capital

Share capital structure

Information on our share capital is provided in “Item 10.—Additional Information” in our Annual Report on Form 20-F for the year ended December 31, 2012.

Number of shares issued

As of April 24, 2013, our share capital consisted of 19,171,198 issued ordinary shares, fully paid, and with a par value of €0.13 each, 19,789,670 of which were outstanding.  We have no preferred shares outstanding. Our ordinary shares have not been pledged as collateral in any way.

Capital authorized and not issued

The Shareholders’ Meeting of EDAP TMS S.A. held on June 25, 2012, or the 2012 Shareholders’ Meeting, authorized the Board of Directors to increase the share capital of EDAP TMS S.A., through the issuance of shares or other securities, for a maximum total nominal amount of 1,300,000 Euros, corresponding to 10,000,000 new ordinary shares. The Shareholders’ Meeting of EDAP TMS S.A. held on December 19, 2012, authorized the Board of Directors to issue options to subscribe for up to 500,000 shares of the Company. On January 18, 2013, the Board of Directors issued 500,000 share subscription options to certain employees of the Company.

The Company’s bylaws contemplate the issuance of preferred shares but they do not currently mention specific characteristics or rights attached to any specific category of preferred shares. The shareholders in an extraordinary general meeting would be competent to determine such specific characteristics and rights.

The following table shows all the current authorizations granted to the Board of Directors in respect of capital increases, and the usage made of these powers through April 24, 2013.

NATURE OF AUTHORIZED OPERATION	Valid through	Maximum amount of capital increase (par value) (in euros)	Use of delegation since June 25, 2012	Balance

Issuance of shares, with cancellation of shareholders’ preferential subscription rights, reserved for holders of the bonds issued by the Company on January 25, 2012 or of any other debt security to be issued by the Company for payments in the form of shares related to such debt securities	18 months	1,300,000	The Board of Directors issued 114,956 new shares to Debenture Holders in payment of quarterly interest, on October 1, 2012.	9,885,044

NATURE OF AUTHORIZED OPERATION	Valid through	Maximum amount of capital increase (par value) (in euros)	Use of delegation since June 25, 2012	Balance

Issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders	26 months	1,300,000	N/A	N/A
Issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering	26 months	1,300,000	N/A	N/A
Issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics	18 months	1,300,000	N/A	N/A
Issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics (practitioners who use the Company’s technologies and/or commercial partners of the Company and/or patients who have benefited from treatments using technologies developed by the Company)	18 months	1,300,000	N/A	N/A
Issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities	18 months	1,300,000	N/A	N/A
Issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan. This resolution was rejected by shareholders.	18 months	1,300,000	N/A	N/A

Reconciliation of the number of issued and fully-paid ordinary shares outstanding on the opening date of fiscal year 2012 and on April 24, 2013:

Number of ordinary shares as of the opening date of the fiscal year 2012	13,726,532
Issuance of interest shares on Convertible Debentures for Q4 2011 (Jan. 1, 2012)	150,898
Issuance of shares as a consequence of the Exchange (Jan. 25, 2012)	1,948,871
Issuance of shares as a consequence of Direct Placement (Mar. 28, 2012)	2,812,500
Issuance of interest shares on New Debentures for Q3 2012 (Oct. 1, 2012)	114,956
Issuance of new shares upon exercise of Jan. 2012 Warrants	408,691
Issuance of new shares upon exercise of Mar. 2012 Warrants	8,750
Number of ordinary shares as of April 24, 2013	19,171,198

Treasury shares held by the issuer

As of April 24, 2013, the 381,528 shares of treasury stock consisted of (i) 190,238 shares acquired between August and December 1998 for €649 thousand, and (ii) 191,290 shares acquired in June and July 2001 for €523 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options.

Information concerning the terms governing any right of acquisition and/or any obligation attached to the capital subscribed, but not issued, or any undertaking to increase the capital

None.

Information on the capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

None.

History of the share capital

The table below shows the evolution of EDAP TMS S.A.’s share capital over the last three fiscal years through April 24, 2013.

Date	Operation	Number of shares issued	Par value (0.13€ nominal value / share issued)	Premium (in €)	Value of share increase capital (in €)	Cumulative number of shares outstanding
01-Jan-10	Issuance of Q4 2009 9% converts interest shares	148,521	19,307.73	247,905.04	267,212.77	10,658,826
10-Mar-10	Issuance of shares upon conversion of bonds (MS)	286,132	37,197.16	1,164,419.30	1,201,616.46	10,944,958
01-Apr-10	Issuance of Q1 2010 9% converts interest shares	126,084	16,390.92	247,480.92	263,871.84	11,071,042
13-Apr-10	Issuance of shares upon conversion of bonds (MS)	53,332	6,933.16	219,867.25	226,800.41	11,124,374
01-Jul-10	Issuance of Q2 2010 9% converts interest shares	160,463	20,860.19	264,395.58	285,255.77	11,284,837
01-Oct-10	Issuance of Q3 2010 9% converts interest shares	163,079	21,200.27	235,283.52	256,483.79	11,447,916
22-Nov-10	Issuance of shares upon conversion of bonds (MS)	100,742	13,096.46	423,071.80	436,168.26	11,548,658
31-Dec-10	Issuance of shares upon Exchange Offer	1,441,743	187,426.59	3,785,777.01	3,973,203.60	13,008,401
01-Jan-11	Issuance of Q4 2010 9% converts interest shares	73,377	9,539.01	244,007.57	253,546.58	13,081,778
01-Apr-11	Issuance of Q1 2011 9% converts interest shares	66,643	8,663.59	157,623.01	166,286.60	13,148,421
01-Jul-11	Issuance of Q2 2011 9% converts interest shares	78,622	10,220.86	153,230.50	163,451.36	13,227,043
01-Oct-11	Issuance of Q3 2011 9% converts interest shares	117,961	15,334.93	159,619.15	174,954.08	13,345,004
01-Jan-12	Issuance of Q4 2011 9% converts interest shares	150,898	19,616.74	162,967.62	182,584.36	13,495,902
25-Jan-12	Issuance of new shares as results of Exchange Offer	1,948,871	253,353.23	3,613,038.02	3,866,391.25	15,444,773
28-Mar-12	Issuance of new shares as results of direct offering	2,812,500	365,625.00	3,848,173.79	4,213,798.79	18,257,273
01-Oct-12	Issuance of Q3 2012 9% Debentures interest shares	114,956	14,944.28	124,265.41	139,209.69	18,372,229
18-Jan-13	Issuance of new shares as results of warrants exercise	408,691	53,129.83		53,129.83	18,780,920
27-Feb-13	Issuance of new shares as results of warrants exercise	8,750	1,137.50		1,137.50	18,789,670

Outstanding warrants and options

In March 2012, we issued 2,812,500 ordinary shares in the form of ADSs to certain institutional investors in a registered direct placement (the “March 2012 Placement”), with warrants attached that allow investors to purchase up to 1,406,250 shares in the form of ADSs.  We also issued warrants to purchase up to 168,750 shares to the placement agent. See “Item 10. Additional Information — Material Contracts” of our Annual Report on Form 20-F for the year ended December 31, 2012 for additional information regarding the March 2012 Placement.

We have four outstanding stock purchase and subscription option plans open to employees of the EDAP TMS group.  See “Item 6. Directors, Senior Management and Employees — Options to Purchase or Subscribe for Securities” of our Annual Report on Form 20-F for the year ended December 31, 2012 for additional information regarding our outstanding options.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Our ordinary shares are traded on The NASDAQ Global Market of the NASDAQ Stock Market, Inc. in the form of ADSs delivered by The Bank of New York Mellon pursuant to the depositary agreement dated as of July 31, 1997, as amended and restated as of April 7, 2008, among our company, The Bank of New York Mellon, as depositary, and all owners and beneficial owners from time to time of ADSs issued.  The ADSs may be uncertificated securities or certificated securities evidenced by American Depositary Receipts, or ADRs.  Each ADS will represent one share (or a right to receive one share) deposited with the principal Paris office of CACEIS, as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.  The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286. You may hold ADSs either directly or indirectly through your broker or other financial institution.  If you hold ADSs directly, you are an ADS holder.  This description assumes you hold your ADSs directly.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  French law governs shareholder rights.  The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADR holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADRs.

We refer to the shares that are at any time deposited or deemed deposited under the deposit agreement and any and all other securities, cash and property received by the depositary or the custodian in respect thereof and at such time held under the deposit agreement as “Deposited Securities”.
The following is a summary of the material provisions of the deposit agreement.  For more complete information, you should read the entire deposit agreement and the form of ADR which are part of our filings with the U.S. Securities and Exchange Commission (the “SEC”) and are available over the Internet at the SEC’s website at http://www.sec.gov.  The address of the SEC’s Internet site is provided solely for information purposes and is not intended to be an active link.  You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549, USA.  The public may obtain information on the operation of the SEC’s public reference room by calling the SEC in the United States at 1-800-SEC-0330.

Deposit, Transfer and Withdrawal

French law provides that ownership of shares generally be evidenced only by an inscription in an account in the name of the holder maintained by either the issuer or an authorized intermediary such as a bank.  “See Item 10. Additional Information — Memorandum and Articles of Association — Form and Holding of Shares (French law)” in our Annual Report on Form 20-F for the year ended December 31, 2012.  Thus, all references to the deposit, surrender and delivery of our shares refer only to book-entry transfers and do not contemplate the physical transfers of certificates representing the shares in France.

The depositary has agreed, subject to the terms and conditions of the deposit agreement, that upon deposit with the custodian of our shares, or evidence of rights to receive our shares, and pursuant to appropriate instruments of transfer, it will deliver through its Corporate Trust Office to the person or persons specified by the depositor, ADSs registered in the name or names of such person or persons for the number of ADSs issuable in respect of such deposit, upon payment to the depositary of its fees and expenses and of any taxes or charges.

Upon surrender of an ADS at the Corporate Trust Office of the depositary for the purpose of withdrawal of the Deposited Securities represented by the ADSs, payment of the fees, governmental charges and taxes provided in the deposit agreement and payment of all taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the provisions of the deposit agreement, the Company’s articles of association and the Deposited Securities, ADS owners are entitled to delivery to it or upon its order of the shares and any other Deposited Securities at the time represented by the ADSs at the Corporate Trust Office of the depositary or at the office of the custodian in Paris. The forwarding for delivery at the Corporate Trust Office of the depositary of cash, other property and documents of title for such delivery will be at the risk and expense of the ADS holder.

Subject to the terms and conditions of the deposit agreement and any limitations established by the depositary, unless requested by us to cease doing so, the depositary may deliver ADSs prior to the receipt of shares, referred to as a “Pre-Release”.  The depositary may deliver shares upon the surrender of ADSs which have been Pre-Released, whether or not such surrender is prior to the termination of such Pre-Release or the depositary knows that such ADS has been Pre-Released.  The depositary may receive ADSs in lieu of our shares in satisfaction of a Pre-Release.  Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the ADSs or shares are to be delivered, or the Pre-Releasee, that the Pre-Releasee, or its customer, (i) owns the shares or ADSs to be remitted, as the case may be, (ii) transfers all beneficial right, title and interest in such shares or ADSs as the case may be, to the depositary in its capacity as such and for the benefit of the beneficial owners, and (iii) will not take any action with respect to such shares or ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the depositary disposing of such shares or ADSs, as the case may be, other than in satisfaction of such Pre-Release), (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary determines, in good faith, will provide similar liquidity and security, (c) terminable by the depositary on not more than five (5) business days’ notice and (d) subject to such further indemnities and credit regulations as the depositary deems appropriate.  The number of our shares not deposited but represented by ADSs outstanding at any time as a result of Pre-Releases will not normally exceed 30% of the shares deposited under the deposit agreement, but the depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate, and may, with our prior written consent, change such limit for purposes of general application.  The depositary will also set dollar limits with respect to Pre-Release transactions to be entered into with any particular Pre-Releasee on a case-by-case basis as the depositary deems appropriate. For purposes of enabling the depositary to fulfill its obligations to the owners of ADSs under the deposit agreement, the collateral referred to in clause (b) above will be held by the depositary as security for the performance of the Pre-Releasee’s obligations to the depositary in connection with a Pre-Release transaction, including the Pre-Releasee’s obligation to deliver shares or ADSs upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities under the deposit agreement).  Neither we nor the custodian will incur any liability to the owners or beneficial owners of ADSs as a result of certain aspects of Pre-Releases.

Dividends, Other Distributions and Rights

Subject to any restrictions imposed by applicable law, regulations or applicable permits, the depositary will be required to convert or cause to be converted into U.S. dollars, to the extent it can do so on a reasonable basis, and can transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars, or foreign currency, including Euros, that it receives in respect of the Deposited Securities and to distribute the resulting dollar amount (net of fees and expenses of the Depositary) as promptly as practicable to the owners of the ADSs entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them.  Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among owners on account of exchange restrictions or the date of delivery of any ADSs or otherwise.  The amount distributed will be reduced by any amount on account of taxes to be withheld by us or the depositary. See “Taxation of U.S. Investors  Dividends and Paying Agent” below.

If any foreign currency cannot be converted to U.S. dollars in whole or in part, and transferred, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the depositary cannot be promptly obtained, the depositary shall, as to the portion of the foreign currency that is convertible, make such conversion and distribution in U.S. dollars to the extent permissible to the owners entitled thereto, and as to the non-convertible balance, distribute foreign currency received by it to each owner requesting in writing such distribution and hold the balance of such foreign currency not so distributed uninvested for the respective accounts of the owners of ADRs entitled thereto, without liability for the interest thereon.

In certain circumstances, the depositary has agreed to use its reasonable efforts to enable U.S. resident beneficial owners of ADRs to comply with certain procedures that may be required by the French Treasury for purposes of obtaining treaty benefits in respect of dividends or other distributions of the Company. See “Item 10. Additional Information — Certain Income Tax Considerations — Taxation of U.S. Holders — Additional Issues for U.S. Holders — Procedures for Claiming Treaty Benefits” in our Annual Report on Form 20-F for the year ended December 31, 2012. For a description of certain material French tax consequences of purchasing, owning and disposing of ADSs, see “Item 10. Additional Information — Certain Income Tax Considerations — French Taxation” in our Annual Report on Form 20-F for the year ended December 31, 2012.

If we declare a dividend in, or free distribution of, our shares, the depositary may, upon prior consultation with and approval of us, and shall if we so request, distribute to the owners, in proportion to the number of ADSs representing such Deposited Securities held by them, respectively, an aggregate number of ADSs that represents the amount of shares received as such dividend or free distribution in respect of such Deposited Securities, subject to the terms and conditions of the deposit agreement with respect to the deposit of our shares and the issuance of ADSs, including the withholding of any tax or other governmental charge and the payment of fees of the depositary.  The depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from us that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such the Securities Act.  In lieu of delivering fractional ADSs in the event of any such dividend or free distribution, the depositary will sell the amount of shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the deposit agreement. Each ADS shall thenceforth also represent the additional shares distributed upon the Deposited Securities represented thereby.

If we offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional shares or any rights of any other nature, the depositary, after consultation with us, will have discretion as to the procedure to be followed in making such rights available to any owners of ADRs or in disposing of such rights for the benefit of any owners and making the net proceeds available to such owners or, if by the terms of such rights offering or for any other reason, the depositary may not either make such rights available to any owners or dispose of such rights and make the net proceeds available to such owners, or if by the terms of such rights offering or for any other reason, the depositary may not either make such rights available to any owners or dispose of such rights and make the net proceeds available to such owners, then the depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the depositary determines that it is lawful and feasible to make such rights available to all owners or to certain owners of ADSs but not to other owners, the depositary may, and at our request will, distribute to any owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such owner, warrants or other instruments therefor in such form as it deems appropriate.

If the depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain owners, it may, and at our request will, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the owner to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees of the depositary as provided in the deposit agreement, any expenses in connection with such sale and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the deposit agreement) for the account of such owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such owners because of exchange restrictions or the date of delivery of any ADSs, or otherwise.  The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to owners in general or any owner or owners in particular.  See “Item 3. Risk Factors—Risks Relating to Ownership of Securities—Preferential subscription rights may not be available to U.S. persons” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In circumstances in which rights would not otherwise be distributed, if an owner of ADSs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such owner, the depositary will make such rights available to such owner upon written notice from us to the depositary that (a) we have elected in our sole discretion to permit such rights to be exercised and (b) such owner has executed such documents as we have determined in our sole discretion are reasonably required under applicable law.

If the depositary has distributed warrants or other instruments for rights, upon instruction pursuant to such warrants or other instruments to the depositary from such owner to exercise such rights, upon payment by such owner to the depositary for the account of such owner of an amount equal to the purchase price of our shares to be received upon exercise of the rights, and upon payment of the fees of the depositary as set forth in such warrants or other instruments, the depositary will, on behalf of such owner, exercise the rights and purchase the shares, and we shall cause the shares so purchased to be delivered to the depositary on behalf of such owner.  As agent for such owner, the depositary will cause the shares so purchased to be deposited, and will deliver an ADS to such owner pursuant to the deposit agreement.

The depositary will not offer rights to owners of ADSs unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all owners or are registered under the provisions of the Securities Act.  Notwithstanding any terms of the deposit agreement to the contrary, we shall have no obligation to prepare and file a registration statement for any purpose.  The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to owners in general or any owner or owners in particular.

Whenever the depositary shall receive any distribution other than cash, our shares or rights in respect of the Deposited Securities, the depositary will cause the securities or property received by it to be distributed to the owners entitled thereto, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges, in proportion to the respective holdings of the owners, in any manner that the depositary, after consultation with us, may reasonably deem equitable and practicable for accomplishing such distribution.  If, in the opinion of the depositary, such distribution cannot be made proportionately among the owners entitled thereto, or if for any other reason (including any requirement that we or the depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed) the depositary deems such distribution not feasible, the depositary may, after consultation with us, adopt such method as we may reasonably deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, with the net proceeds of any such sale (net of the fees of the depositary) to be distributed by the depositary to the owners of ADSs entitled thereto as in the case of a distribution received in cash.

Whenever the depositary receives notice from us that we have declared a dividend or other distribution payable in our shares or cash at the election of each holder of our shares, or as otherwise payable if no such election is made pursuant to the terms of the relevant distribution, the depositary will mail a notice to the owners of the ADSs informing them of the distribution and stating that owners of ADSs will be entitled, subject to any applicable provisions of French law, our articles of association or the relevant terms of such distribution, to instruct the depositary as to the form in which such owner elects to receive the distribution. Upon a timely written request from an owner, the depositary will endeavor, insofar as practicable, to make the requested election and distribute cash or shares, as the case may be, to such owners in accordance with the terms of the deposit agreement.  If the depositary does not receive timely instructions from any owner of ADSs as to such owner’s election, the depositary will not make any election with respect to the shares represented by such owner’s ADSs and will distribute the shares or cash it receives, if any, in respect of such shares to the relevant owner.

If the depositary determines that any distribution of property other than cash (including our shares and rights to subscribe therefore) is subject to any tax or other governmental charge which the depositary is obligated to withhold, the depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes or charges and the depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the owners of ADSs entitled thereto in proportion to the number of ADSs held by them, respectively.

Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us or to which we are a party, any securities that shall be received by the depositary or custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the deposit agreement, and the ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADSs are delivered pursuant to the following sentence.  In any such case the depositary may, with our approval and will if we so request, execute and deliver additional ADSs as in the case of a distribution in shares, or call for the surrender of outstanding ADSs to be exchanged for new ADSs specifically describing such new Deposited Securities.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the depositary gives effect to a change in the number of our shares that are represented by each ADS, or whenever the depositary shall receive notice of any meeting of holders of shares or other Deposited Securities, or whenever the depositary shall find it necessary or convenient, the depositary will fix a record date, which shall be the same date as for the Shares or a date fixed after consultation with us and as close thereto as practicable (i) for the determination of the owners of ADRs who shall be (a) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (b) entitled to give instructions for the exercise of voting rights at any such meeting, (ii) for fixing the date on or after which each ADS will represent the changed number of shares, all subject to the provisions of the deposit agreement or (iii) to facilitate any other matter for which the record date was set.

Voting of Deposited Securities

The procedures described herein must be followed in order for owners of ADSs to give voting instructions in respect of the underlying shares.

We will use reasonable efforts to request that the depositary notify owners of ADSs of upcoming votes and ask for voting instructions from such owners. Upon receipt by the depositary of notice of any meeting of holders of shares or other Deposited Securities, the depositary shall, at our request, mail to the owners of the ADRs (i) a copy or summary in English of the notice of such meeting sent by us, (ii) a statement that such owner as of the close of business on a record date established by the depositary pursuant to the deposit agreement (which will normally be approximately five days before such meeting) will be entitled, subject to any applicable provisions of French law, our articles of association and the Deposited Securities (which provisions, if any, will be summarized in pertinent part in such statement), to instruct the depositary with regard to the exercise of the voting rights, if any, pertaining to the shares or other Deposited Securities represented by such owner’s ADSs, (iii) copies or summaries in English of any materials or other documents provided by us for the purpose of enabling such owners to give instructions for the exercise of such voting rights, and (iv) a voting instruction card setting forth the date established by the depositary for the receipt of such voting instruction card, or the Receipt Date. The voting instruction card shall include an express indication that such instructions may be given or deemed given (as explained below) (a) if no voting instruction card is received by the depository on or before the Receipt Date, (b) if the depositary receives an improperly completed or blank voting instruction card or (c) if the voting instructions included in the voting instruction card are illegible or unclear. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares.  For a discussion of certain requirements relating to an ADR holder’s right to vote, see “Item 10. Additional Information—Memorandum and Articles of Association—Attendance and Voting at Shareholders’ Meetings (French law)” in our Annual Report on Form 20-F for the year ended December 31, 2012.

Upon receipt by the depositary from an owner of ADSs of a properly completed voting instruction card on or before the Receipt Date, the depositary will either, in its discretion (i) use reasonable efforts, insofar as practical and permitted under any applicable provisions of French law and our articles of association, to vote or cause to be voted the shares represented by such ADSs in accordance with any non-discretionary instructions set forth in such voting instruction card or (ii) forward such instructions to the custodian and the custodian will use its reasonable efforts, insofar as practical and permitted under any applicable provisions of French law and our articles of association, to vote or cause to be voted the shares represented by such ADSs in accordance with any non-discretionary instructions set forth in such voting instruction card. If no voting instruction card is received by the depositary from an owner with respect to any of the shares represented by such owner’s ADSs on or before the receipt date, or if the voting instruction card is improperly completed or blank, or if the voting instructions included in the voting instruction card are illegible or unclear, such owner shall be deemed to have instructed the depositary to vote such shares and the depositary shall vote such shares in favor of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

We and the depositary may modify or amend the above voting procedures or adopt additional voting procedures from time to time as we and the depositary determine may be necessary or appropriate to comply with French or United States law or our articles of association.  There can be no assurance that such modifications, amendments or additional voting procedures will not limit the practical ability of owners and beneficial owners of ADSs to give voting instructions in respect of the shares represented by ADSs or will not include restrictions on the ability of owners and beneficial owners of ADSs to sell ADSs during a specified period of time prior to a shareholders’ meeting.

Reports and Other Communications

The depositary will make available for inspection by owners of ADSs at its Corporate Trust Office any reports, notices and other communications, including any proxy soliciting material, received from us, which are both (a) received by the depositary, the custodian or a nominee of either as the holder or the Deposited Securities and (b) transmitted to the holders of our shares or other Deposited Securities by us. The depositary will also, at our request, send to the owners copies of such reports, notices and communications when furnished by us pursuant to the deposit agreement, including English-language versions, as applicable, of any such reports, notices and communications.

Amendment and Termination of the Deposit Agreement

The form of ADSs and any provisions of the deposit agreement may at any time and from time to time be amended by agreement between us and the depositary in any respect which we and the depositary may deem necessary or desirable without the consent of the owners of ADSs.  However, any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of ADS owners, will not take effect as to outstanding ADSs until the expiration of 30 days after notice of any amendment has been given to the owners of outstanding ADSs.  Every owner of an ADS at the time any such amendment so becomes effective, will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.  In no event will any amendment impair the right of any owner of an ADS to surrender such ADS and receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

The depositary will at any time at our direction terminate the deposit agreement by mailing notice of such termination to the owners of the ADSs then outstanding 30 days prior to the date fixed in such notice for such termination.  The depositary may likewise terminate the deposit agreement by mailing notice of such termination to us and the owners of all ADSs then outstanding, if any time 60 days having expired after the depositary will have delivered to us written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the deposit agreement.  If any ADSs remain outstanding after the date of termination of the deposit agreement, the depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the owners thereof and will not give any further notices or perform any further acts under the deposit agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs (after deducting the fees of the depositary and other expenses set forth in the deposit agreement).  At any time after the expiration of one year from the date of termination, the depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the owners that have not theretofore surrendered their ADSs, such owners thereupon becoming general creditors of the depositary with respect to such net proceeds.  After making such a sale, the depositary will be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash (after deducting the fees of the depositary and other expenses set forth in the deposit agreement and any applicable taxes or other governmental charges).

Charges of Depositary

The depositary will charge any party depositing or withdrawing shares or any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or Deposited Securities or a distribution of ADSs pursuant to the deposit agreement) where applicable; (1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company (or any appointed agent of the Company for transfers and registration of shares) and applicable to transfers of shares to the name of the depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals; (3) such cable, telex and facsimile transmissions expenses as are expressly provided in the deposit agreement; (4) such expenses as are incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement; (5) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the delivery and for the surrender of ADSs pursuant to the deposit agreement; (6) a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution pursuant to the deposit agreement; and (7) a fee for the distribution of securities other than shares under the deposit agreement, such fee being in an amount equal to the fee for the delivery referred to above which would have been charged as a result of the deposit of such securities and (treating all such securities as if they were shares) if they had not been instead distributed by the depositary to owners of the ADSs.

The depositary, pursuant to the deposit agreement, may own and deal in any class of our securities and in ADSs.

Liability of Owner for Taxes

If any tax or other governmental charge shall become payable by the custodian or the depositary with respect to any ADS or any Deposited Securities represented by the ADSs evidenced by such ADS, such tax or other governmental charge will be payable by the owner of such ADS to the depositary.  The depositary may refuse to effect any transfer of such ADS or any withdrawal of Deposited Securities underlying such ADS and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the owner of such ADS will remain liable for any deficiency.

Transfer of American Depositary Shares

The ADSs are transferable on the books of the depositary, provided that the depositary may close the transfer books (when other than in the ordinary course of business in consultation with us to the extent practicable) at any time, or from time to time, when deemed expedient by it in connection with the performance of its duties or at our written request.  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADS, the delivery of any distribution thereon, or withdrawal of any Deposited Securities, the Company, depositary, custodian or Registrar may require payment from the owner of the ADS or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer, registration or conversion fee with respect thereto (including any such tax or charge and fee with respect to shares being deposited or withdrawn) and payment of any applicable fees payable by the holders of ADSs.

The depositary may refuse to effect the transfer of the ADSs, to register the transfer of any ADS or to make any distribution on, or related to, shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper.  The delivery, transfer, registration of transfer of outstanding ADSs and surrender of ADSs generally may be suspended or refused during any period when the transfer books of the depositary, the Company and the Registrar are closed or if any such action is deemed necessary or advisable by the depositary or the Company, at any time or from time to time subject to the provisions of the deposit agreement.  Notwithstanding anything in the deposit agreement to the contrary, the surrender of outstanding ADSs and the withdrawal of Deposited Securities may not be suspended except as permitted in General Instruction I(A)(1) to Form F-6 (as such form may be amended from time to time) under the Securities Act, which currently permits suspension only in connection with (i) temporary delays caused by closing the transfer books of the depositary or the Company or the deposit of shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or the withdrawal of the Deposited Securities.  See “— Voting of Deposited Securities” with respect to additional transfer restrictions.

Acquisitions of ADSs

Pursuant to the terms of the deposit agreement, all notifications and approvals required pursuant to our articles of association or under French law in connection with the acquisition of shares are applicable in all respects.

General

Neither the depositary nor we, or our respective directors, employees, agents or affiliates will be liable to any owner or beneficial owner of ADSs if by reason of any provision of any present or future law or regulation of the United States, France or any other country, or of any other governmental or regulatory authority or stock exchange or by reason of any provision, present or future, of our articles of association, or by reason of any act of God or war or other circumstance beyond its or our control, the depositary or us or any of its or our directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the deposit agreement or the Deposited Securities it is provided will be done or performed; nor will we or the depositary incur any liability to any owner or beneficial owner of ADSs by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the deposit agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the deposit agreement or our articles of association.

We and the depositary assume no obligation, nor shall either we or the depositary be subject to any liability under the deposit agreement, except that each agrees to perform their respective obligations specifically set forth therein without negligence or bad faith.

The depositary will keep books at its Corporate Trust Office in The City of New York for the registration of transfers of ADSs, which at all reasonable times will be open for inspection by the owners of ADSs, provided that such inspection will not be for the purpose of communicating with owners in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

The depositary may appoint one or more co-transfer agents for the purposes of effecting transfers, combinations and split-ups of ADSs at designated transfer offices on behalf of the depositary.  In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by owners or persons entitled to ADSs and will be entitled to protection and indemnity to the same extent as the depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York.